49


03024047

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shenzhen Special Economic Zone Real Estate

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3783 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/25/03

82-3783



AR/S 12-31-02

SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. 2002 Annual Report (Summary)

Important:

The Board of Directors of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) hereby confirms that there are no important omissions, fictitious statements or serious misleading information carried in this report, and shall take all responsibilities, individual and/or joint, for the reality, accuracy and completion of the whole contents. This summary is extracted from the original of the annual report ,Fore more derail informatioa ,the investors are recommended to refer to the origiral.This report is written both in Chinese and English. Should there be any difference in interpretation of the text of the two versions, the Chinese version shall prevail.

Chairman of the Board of the Company Shao Zhihe, General Manager Chen Wuhua and Financial manager Liu Maohai hereby confirm that the Financial Report of the Annual Report is true and complete.

Ⅰ. COMPANY PROFILE

1. Legal Name of the Company
   In Chinese: 深圳经济特区房地产（集团）股份有限公司
   In English: SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
   Short Form in Chinese: 深房集团
   Short Form in English: SPG
2. Legal Representative: Ye Huanbao *
3. Secretary of the Board of Directors: Chen Ji
   Authorized Representative in charge of Securities Affairs: Tu Zhigang
   Contact Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen
   Tel.: (0755) 82293000-4718, 4715
   Fax: (0755) 82294024
   E-mail: spg@163.net
4. Registered Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen
   Office Address: 45/F-48/F, SPG Plaza, Renmin South Road, Shenzhen
   Post Code: 518001
   E-mail: spg@163.net
5. Newspapers for Disclosing the Information:
   Domestic: China Securities and Securities Times
   Overseas: Ta Kung Pao
   Internet Website Designated by CSRC for Publishing the Annual Report: http://www.cninfo.com.cn
   The Place Where the Annual Report is Prepared and Placed: 47/F of SPG Plaza, Renmin South Road, Shenzhen
6. Stock Exchange Listed with: Shenzhen Stock Exchange
   Short Forms of the Stock: SHENSHENFANG A (Stock Code: 000029)
   SHENSHENFANG B (Stock Code: 200029)

Note *: The change of the Board of Directors was completed in Shareholders' General Meeting held on Jan. 28, 2003. After change, legal representative (namely Chairman of the Board) of the Company is Mr. Shao Zhihe.

Ⅱ. SUMMARY OF FINANCIAL HIGHLIGHT AND BUSINESS HIGHLIGHT

(I)	In RMB'000
Total profit as of the year 2002	33,287
Net Profit	33,863
Gross profit	146,285
Income from associated companies	180,343
Other income	40,179
Net increase cash flows arising from operating activities	-32,205
Net increase/decrease in cash and cash equivalents	-65,378

Difference between A-share and B-share:
Impact on net profit and net assets due to IAS and the relevant adjustments:

	Net profit	Net assets
	RMB'000	RMB'000
As reported under Chinese Accounting Standards for Enterprises	14,044	1,033,090
Reversal of depreciation and amortization charges in investment properties	17,175	54,382
Adjustment for market value of short-term investments	4	1,276
Timing difference in recognition of expenses accrued in previous year	1,243	210
Difference in recognition of cost of fixed assets, plant and equipment	-	(202,149)
Goodwill arising from acquisition of subsidiaries	1,397	(7,093)
Others	-	266
As reported according to International Financial Report Standards	33,863	879,982

(II) Financial data summary over the past three years:

	2002	**2001**	**2000**
Income from core business (RMB'000)	724,776	593,660	857,997
Gross profit (RMB'000)	146,285	199,965	283,584
Net profit	35,010	(498,295)	75,971
Total assets (RMB'000)	2,743,896	3,205,534	3,870,840
Net assets (RMB'000)	879,982	864,115	1,340.558
Earnings per share (RMB)	0.03	(0.49)	0.07
Net assets pet share (RMB)	0.87	0.85	1.37
Net cash flows per share arising from operating activities (RMB)	-0.03	-0.04	0.07

Return on equity (%)	3.98	-57.67	5.46

III.CHANGES IN SHARE CAPITAL AND PARTICULARS ABOUT PRINCIPAL SHAREHOLDERS

1. Changes in shares (Ended Dec. 31, 2002)

	Before the change	Changes (+ / -) in report year						After the change
		Shares allotted	Bonus shares	Public reserve capitalized	Added shares	Others	Sub-total	
Ⅰ. Shares not in circulation								
1. Promoters' shares								
Including:								
State-owned shares	743,820,000							743,820,000
Domestic legal person Shares								
Foreign legal person Shares								
Others								
2. Legal person shares placed								
3. Employees' shares								
4. Preference shares or others								
Including:								
Shares allotted and Capitalized								
Total shares not in Circulation	743,820,000							743,820,000
Ⅱ. Shares in circulation								
1. RMB ordinary shares	147,840,000							147,840,000
2. Domestically listed foreign shares	120,000,000							120,000,000
3. Foreign shares listed abroad								
4. Others								
Total shares in circulation	267,840,000							267,840,000
III. Total	1,011,660,000							1,011,660,000

2. About shareholders

(1) The total shareholders in the report period

Ended Dec. 31, 2002, the Company had totally 114058 shareholders, including 91201 ones of A-share and 22857 ones of B-share.

(2) About the top ten shareholders of the Company

Ended Dec. 31, 2002, the top ten shareholders of the Company are as following:

No.	Name of shareholders	Holding shares ('0000 Share)	Proportion in total shares (%)
1	Shenzhen Construction Investment Holdings Co.	74,382.00	73.5247
2	CBNY S/A PNC/SKANDIA SELECT FUND/CHINA EQUITY AC	192.49	0.1903
3	Pufeng Securities Investment Fund	80.48	0.0796
4	CHU KOON YUK	72.00	0.0712
5	SHUM YIP KWAN WING DEVELOPMENT LTD	62.84	0.0621

6	ORE BURNS （AUSTRALIA） PTY LIMITED	60.00	0.0593
7	Haitong Securities (Hong Kong) Co., Ltd.	58.19	0.0575
8	ZHANG XU BIN	50.00	0.0494
9	HE YU CHAN	46.40	0.0459
10	YANG YAO CHU	44.00	0.0435

Note: The No. 1 shareholder holds shares on behalf of the State; the No. 3 is shareholder of circulation A-share; the rest are shareholders of circulation B-shares. Among the top ten shareholders, the Company is unknown whether there exists associated relationship,

(3) Ended Dec. 31, 2002, only Shenzhen Construction Investment Holdings Co. ("Construction Investment Holdings") held over 10% of the total shares of the Company.

IV. PARTICULARS ABOUT DIRECTORS, SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES

1. About directors, supervisors and senior executives

Name	Title	Gender	Age	Office term	at the year-begin (share)	at the year-end (share)
Ye Huanboa	Chairman of the Board	Male	46	Jun. 1999 - Jan. 2003	0	0
Chen Wuhua	Director, General Manger	Male	50	Jun. 1999 - Jan. 2006	0	0
Zhuang Chuanghui	Director	Male	48	Jun. 1999 - Jan. 2003	0	0
Yao Ruisheng	Director	Male	59	Jun. 1999 - Jan. 2006	0	0
Hu Mingzhong	Director	Male	50	Jun. 1999 - Jun. 2002	0	0
Peng Naidian	Director	Male	54	Jun. 1999 - Jan. 2006	0	0
Zheng Tianlun	Independent Director	Male	67	Jun. 1999 - Jun. 2005	0	0
Yang Shaojia	Independent Director	Male	70	Jun. 2002 - Jun. 2005	0	0
Zhou Fushen	Director, Chief Financial Supervisor	Female	48	Jun. 2000 - Jan. 2006	0	0
Ma Jianhua	Director	Male	38	Jun. 1999 - Jan. 2006	0	0
Zhou Daosheng	Chairman of the Supervisory Committee	Male	56	Jun. 1999 - Jan. 2003	0	0
Gan Lu	Supervisor	Male	43	Jun. 1999 - Jan. 2006	0	0
Wang Hongbo	Supervisor	Male	33	Jun. 1999 - Jan. 2003	0	0
Feng Xinying	Supervisor	Female	54	Jun. 1999 - Jan. 2003	0	0
Yang Junwei	Supervisor	Male	38	Jun. 1999 - Jan. 2003	0	0

Shen Yuesheng	Deputy General Manager	Male	43	May 1999 - Jan. 2006	0	0
Wang Xiaolv	Deputy General Manger	Male	46	May 1999 - Jan. 2003	0	0
Liang Song	Deputy General Manager	Male	36	Aug. 1999 – Jan. 2006	0	0
Wang Junzhao	Chief Economist	Male	43	Aug. 1999 – Jan. 2003	0	0

Note: On Jan. 28, 2003, the Company held Shareholders' General Meeting and approved the proposal on change of the Board of Directors and Supervisory Committee. New Board of Directors consisted of 10 directors, namely, Shao Zhihe, Chen Wuhua, Xu Zhenhan, YaoRuisheng, Peng Naidian, Liang Song, Zhou Fushen, Ma Jianhua, Zheng Tianlun and Yang Shaojia; Chairman of the Board was Shao Zhihe. New Supervisory Committee consisted of 5 supervisors, namely, Zhuang Chuanghui, Gan Lu, Yu Fang, Wu Zhiyong and Zhou Hong; Chairman of the Supervisory Committee was Zhuang Chuanghui. New Board of Director engaged the following senior executives: general manager Chen Wuhua; deputy general manager Luo Kunquan, Liang Song, Shen Yuesheng, Zhang Yue; chief financial supervisor Zhou Fushen; secretary of the Board Chen Ji.

2. Annual recompense

The Company carried out Annual Recompense System on directors, supervisors and senior executives. The amount of annual recompense is determined based on the salary standard in the same trade and the Company's actual situation. The relevant department submits plan, which is subject to the Board of Directors for approval.

In 2002, the Company paid the annual recompense of RMB 2.46 million to directors, supervisors and senior executives. The total amount of annual remuneration of the top three directors drawing the highest payment was RMB 680,000; the total amount of 02annual remuneration of the top three senior executives drawing the highest payment was RMB 620,000. Of them, 3 ones enjoy the annual salary over RMB 220,000 respectively; 6 ones enjoy the annual salary between RMB 170,000 to RMB 220,000 respectively; 6 ones enjoy the annual salary between RMB 100,000 to RMB 170,000 respectively.

Director Yao Ruisheng and Hu Mingzhong drew their annual salary from Shareholding Company.

The Company elected two independent directors in June 2002; up to the end of 2002, independent directors of the Company received no pay or allowance from the Company.

3. In the report period, director Hu Mingzhong resigned from the post of director; director and concurrently chief financial supervisor Zhou Fushen resigned from the post of secretary of the Board.

4. Number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2002, the Group had totally 2706 employees, including 1241 production personnel, 362 sales personnel, 493 technicians, 258 financial personnel and 352 administrative personnel. Among them, 287 undergraduates or above, 255 graduated from 3-years regular college, 341 from technical secondary school, 1823 from senior high school or below. The Company had 191 retirees.

V. BRIEFINGS ON THE SHAREHOLDERS' GENERAL MEETING

The Company held one Shareholders' General Meeting in the report year:

(I). The notification on holding the 10th Shareholders' General Meeting was published in Securities Times, China Securities and Ta Kung Pao dated May 29, 2001. The 10th Shareholders' General Meeting was held in the meeting room on the 48/F of Shen Fang Plaza at 9:00AM dated June 28, 2002 on schedule. Two shareholders attended the meeting, holding 744,064,000 shares, taking 73.55% of the5total share capital of the Company, including

743,820,000 A shares and 244,000 B shares, respectively taking 73.52% of the total share capital of the Company in compliance with Company Law and Articles of Association. The meeting was witnessed and issued the legal opinion by the lawyer of Shenzhen Xinda Law Firms. The meeting examined and approved the following proposals:

1.2001 Report of the Board of Directors
2.2001 Report of the Supervisory Committee
3.2001 Financial Statement and Profit Distribution Proposal
4.Proposal on Engaging Independent Directors
5.Proposal on Agreeing Mr. Hu Mingzhong to Resign Post as Director

The relevant resolutions of the Shareholders' General Meeting were published in Securities Times, China Securities and Ta Kung Pao dated June 29, 2002.

(II) The 10th Shareholders' General Meeting approved Mr. Hu Mingzhong to resign post as director and elected Mr. Zheng Tianlun and Mr. Yang Shaojia as independent directors.

VI. Report of the Board of Directors

1. Scope of core business and status

.The Company belongs to real estate industry and is engaged in the development of real estate and sales of commercial house, lease and management of property, construction decoration and installation, retail and trade of commodities and hotel and meal and eating service. According to the results audited by Shenzhen Planning and State Land & Resources Bureau, the Company ranked 24th in the comprehensive development companies of Shenzhen in 2002. In the report period, the consolidated statements reflected an income from core business of RMB 748,050,000, which increased by RMB 131.8 million, an increase of 21.39%. The total amount of profit was RMB 15.19 million and the net profit was RMB 14.04 million. The main reason was that in 2001 the Company withdrew assets impairment loss amounting to RMB 503.04 million and withdrew loss of lawsuit and arbitration in advance amounting to RMB 29.87 million.

Particulars about business of various industries: (Unit: RMB'0000)

Industries	Revenue	Proportion in the income from core business	Operating cost	Gross profit	Gross profit ratio
Real estate industry	21,867	29.23%	16,380	5,487	25.29%
House lease	9,125	12.20%	3,245	5,879	64.43%
Construction industry	7,315	9.78%	6,407	908	12.41%
Property management industry	6,232	8.33%	5,756	476	7.64%
Travel and eating service industry	1,753	2.34%	1,401	352	20.07%
Commodity circulation industry	29,942	40.02%	28,363	1,579	5.27%
Other industries	1,252	1.67%	351	901	71.99%
Counteracting between each other among industries inside the Company	2,680	3.58%	2,403	277	10.32%

2. In the report period, the core business and structure experienced no change compared with the previous report period.

3. Operation and achievement of main holding and share-holding companies (Unit: RMB'0000)

Name of company	Holding Equity (%)	Operating scope	Registered capital	Income of core business	Total profit	Net profit
Shenzhen Shen Fang Department Store Co., Ltd.	100%	Domestic supplying and sales of commercial goods and materials	10,000,000	20,815	10	7
Shenzhen Shen Fang Bond Trade Co., Ltd	100%	Bond business of steel, construction material, mechanical & electrical equipment	5,000,000	10,191	-52	-52
Shenzhen Hua Zhan Construction and Supervision Co., Ltd.	75%	Construction and supervision	8,000,000	243	144	-144
Shenzhen Zhen Tong Engineering Co., Ltd.	100%	Repair and maintenance	10,000,000	7,315	123	123
Shenzhen Petrel Hotel Co., Ltd.	100%	Hotel service	30,000,000	1,753	116	98
Shenzhen Shen Fang Group Bao'an Development Co., Ltd.	100%	Real estate development and sales of commercial house	20,000,000	1,514	106	89
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Real Estate Co., Ltd.	100%	Real estate development	20,000,000	128	-7	-7
America Great Wall Estate Co., Ltd	70%	Real estate development	USD500,000	79	-37	-37
Shenzhen Numeral Harbour Investment Co., Ltd.	70%	Consultation of investment information and technology	20,000,000	1,433	-71	-103
Shenzhen Zhu Yuan Tong Mini-bus Rent Co., Ltd.	100%	Mobile renting	10,290,000	200	15	15
Shenzhen Shen Fang Parking Lot Co., Ltd.	100%	Construction of parking lot	42,500,000	265	33	26
Shenzhen Estate Management Co., Ltd.	100%	Estate management and service	7,250,000	7,285	639	542
Xin Feng Estate Co., Ltd.	82%	Investment and share holding	HKD500,000	4,440	53	53
Xin Feng Enterprise Co., Ltd.	100%	Consultation of investment management	HKD1,000,000	3,005	158,561	15,8561
Total				58,666	15,9633	15,9171

4. Particulars about sales of the top five customers:

Customers	**Total amount of sales (RMB'0000)**	**Proportion in the total income of the Company**
Dragon Bank Shenyang Sub-branch	808	1.08%
Zheng Zhongming	699	0.93%
Shenyang Spring Department Store Co., Ltd.	651	0.87%
Chen Shaoling	415	0.56%
Liao Chuyin	348	0.47%

5. Difficulties and problems arising from the operation and solutions

In the report period, the Company adopted active measures to solve the difficulties and problems arising from the operation and especially under the situation of deficiency of scale projects, low assets quality and tense running funds established foundation for the development of the enterprise and provided development stamina through the measures of reinforcing the development of digging potential projects, liquidizing the stock assets, planning as a whole and dispatching funds, striving for increasing land reserve and strengthening internal management of the enterprise etc..

6. Preplan of profit distribution of the report period
Audited as per Chinese Accounting Standards and as per International Accounting Standards respectively, the net profit of the Company in 2002 was RMB 14,044,057.06 and RMB 33,863,000 respectively. The profit available for distribution was RMB-941,984.096. After discussed by the Board of Directors, the Company would not distribute profit in 2002.

VII.REPORT OF THE SUPERVISORY COMMITTEE

In 2002, according to the duties prescribed in Company Law and Articles of Association, the Supervisory Committee actively and effectively carried out work. In the report period, the Supervisory Committee attended the Shareholders' General Meeting, participated in every meeting of the Board of Directors, inspected periodically the management and operation of the Board of Directors and the Company, supervised over the significant operation activities of the Company and make efforts to safeguard the legal right and interest of all shareholders of the Company.

(I) Meetings of the Supervisory Committee

1. The 1st meeting of the Supervisory Committee was held on April 17, 2002, which examined and approved 2001 Annual Report and 2001 Work Report of the Supervisory Committee.
2. The 2nd meeting of the Supervisory Committee was held on June 25, 2002, which examined and approved Proposal on Rules of Procedures of Significant Problems of the Supervisory Committee.
3. The 3rd meeting of the Supervisory Committee was held on Aug.15, 2002, which examined and approved 2002 Semi Annual Report and its Summary.
4. The 4th meeting of the Supervisory Committee was held on Sep.24, 2002, which studied Notification on Requiring SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. to Correct in Stipulated Time released by CSRC Shenzhen Office and made proposal and resolution of correction.
5. The 5th meeting of the Supervisory Committee was held on Dec.27, 2002, which commended the candidates of the supervisors of the 4th Supervisory Committee and submitted it to the Shareholders' General Meeting for approval.

(II). Independent Opinions of the Supervisory Committee

1.The Company operated according to Company Law and Articles of Association in the report period and the internal control system was perfect. The directors, general manager and senior executives had no actions of breaking laws, regulations and Articles of Association or harmful for the interest of the Company when they performed their duties. Concerning the existed problems in respect of the independence, Articles of Association and the operation of three committees, which were found in the inspection of establishment of modern enterprise system of listed companies by CSRC Shenzhen Office, the Company conducted correction according to Company Law, Securities Law, Administrative Rules for Listed Company and other laws and regulations.

2. The Supervisory Committee of the Company carried out inspection on execution of finance discipline by the Company and its subsidiaries, examined patiently and carefully the financial system and financial status of the Company and pushed the Company to take measure of improving and enhancing the work of accounting management. The Supervisory Committee believed that in the report period, the auditor's report with non-reservation opinion issued by Nanfang Minhe Certified Public Accountants was true and accurate and reflected objectively the financial status and operation result of the Company.

3.In the report period, in the transaction of purchase and sale of assets, the agent institution audited and assessed carefully and ensured the reasonable price base. Neither internal transactions nor damage of right and interest of part shareholders and running off of the Company's assets were found.

Ⅷ. SIGNIFICANT EVENTS

(I). Significant Lawsuit and Arbitration

Concerning the significant lawsuits and arbitrations interfered with the Company in the report period, please read Note 8 and 10 in financial statements.

(II) Sale of assets of the Company in the report period

The Company published public notice on transfer of equity of the Company' subsidiary, Chaofei Company on Securities Times, China Securities and Ta Kung Pao dated Oct.31, 2002. The transaction has been completed and the transfer has not much influence on the consistency of business and the stability of the management team. After this transfer, the financial status of the Company was improved and this transaction produced RMB 0.18 billion investment income.

(III) Concerning related transactions of the Company, please read Note 7 in financial statements.

(IV). In the report year, the Company had neither signed any significant contract of trusteeship, contracting, leasing and etc., nor contract of guarantee for external parties and entrusting financing.

(V). The Company or shareholders holding over 5% of the total shares had no promised event in the report year or promised event carried down to the report year.

(VI). The Company engaged Shenzhen Nanfang Minhe Certified Public Accountants in charge of the annual audit of the Company of 2002. The Certified Public Accountants has provided annual audit of the Company of 2001. According to agreement, the Company will pay audit expense of RMB 1.2 million to Shenzhen Nanfang Minhe Certified Public Accountants.

(VII). From July 29, 2002 to July 31, 2002, CSRC Shenzhen Office and Shenzhen Economic & Trade Bureau inspected the Company's establishment of modern enterprise system and put forward to the correction opinion on the independence, Articles of Association and the operation of three committees. According to the correction notification, the Company submitted Correction Proposal of the Company to CSRC Shenzhen Office. Because the election at expiration of office terms of the Board of Directors and the Supervisory Committee of the Company was completed just now, at present, the Company is carrying out Correction Proposal step by step in respect of standardizing three committees' operation and establishing rules and systems and plans to disclose the whole correction after completing the amendment of Articles of Association.

Ⅸ. FINANCIAL REPORT

REPORT OF THE AUDITORS
TO THE SHAREHOLDERS OF
SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (the "Company") and its subsidiaries (the "Group") as of December 31, 2002 and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These financial statements set out on pages 2 to 33 are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.

Moore Stephens Shenzhen Nanfang Minhe
Certified Public Accountants

April 15, 2003

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

	Note	2002 RMB'000	2001 RMB'000
Turnover	4	724,776	593,660
Cost of sales		(578,491)	(393,695)
Gross profit		146,285	199,965
Other operating income		40,179	47,190
		186,464	247,155
General and administrative expenses		(165,089)	(633,531)
Other operating expenses		(29,319)	(22,194)
Loss from operations	5	(7,944)	(408,570)
Finance costs	8	(110,087)	(108,833)
Share of (losses)/profits of non-consolidated subsidiaries, associates, and contractual joint ventures		(27,302)	19,092
Gain from the disposal of contractual joint venture	9	180,343	--
Profit /(loss) before taxation		35,010	(498,311)
Taxation	10	(1,723)	(2,089)
Profit /(loss) after taxation		33,287	(500,400)
Minority interests		576	2,105
Net profit /(loss) for the year		33,863	(498,295)
Earnings per share			
Basic	11	RMB0.03	RMB(0.49)
Diluted	11	N/A	N/A

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2002

	Note	2002 RMB'000	2001 RMB'000
ASSETS			
Non-current assets			
Property, plant & equipment	12	271,241	288,019
Investment properties	13	628,410	602,622
Non-consolidated subsidiaries	14	144,430	151,352
Associates	15	13,871	14,818
Contractual joint ventures	16	162,231	312,569
Long term investments	17	58,835	59,072
Intangible assets	18	1,459	2,125
Land held for development	19	42,753	99,483
		1,323,230	1,530,060
Current assets			
Properties under development for sale	20	716,067	868,380
Completed properties for sale	21	242,100	256,615
Inventories	22	36,093	16,392
Short term investments	23	2,951	3,051
Accounts receivable		122,211	146,046
Prepayments, deposits and other debtors		51,903	41,093
Cash and bank balances		249,341	343,897
		1,420,666	1,675,474
Current liabilities			
Customers' deposits		190,913	174,521
Accounts payable and accrued expenses	24	680,773	729,373
Dividends payable	25	138,764	138,764
Tax payable	26	6,063	68,746
Bank loans	28	834,762	1,143,772
		1,851,275	2,255,176
Net current liabilities		(430,609)	(579,702)
Total assets less current liabilities		892,621	950,25[illegible]
[illegible]	27	[illegible]	([illegible]806)
M[illegible]		[illegible]	[illegible]
NET ASSETS		[illegible]	[illegible]
CAPITAL AND RESERVES			
Issued capital	29	1,011,660	1,011,660
Reserves		(131,678)	(165,505)
		879,982	846,155

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

	Note	2002 RMB'000	2001 RMB'000
OPERATING ACTIVITIES			
Cash received from sales of goods or rendering of services		785,711	645,320
Other cash received relating to operating activities		119,832	135,299
Cash paid for goods and services		(501,553)	(415,288)
Cash paid to and on behalf of employees		(109,570)	(93,623)
Taxation paid		(103,209)	(82,349)
Cash paid relating to other operating activities		(113,329)	(120,137)
Interest paid		(110,087)	(108,833)
Net cash used in operating activities		(32,205)	(39,611)
INVESTING ACTIVITIES			
Cash received from disposal of investments		322,250	33
Dividends received and interest received		23,305	25,502
Net cash received from the sale of fixed assets, intangible assets and other long-term assets		397	530
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(11,485)	(22,830)
Cash paid to acquire investments		(1,800)	(5,226)
Net cash from/(used in) investing activities		332,667	(1,991)
FINANCING ACTIVITIES			
Proceeds from borrowings		728,688	696,733
Repayments of borrowings		(1,078,934)	(659,215)
Dividends paid		(15,594)	(4,184)
Net cash (used in)/from financing activities		(365,840)	33,334
NET DECREASE IN CASH AND CASH EQUIVALENTS		(65,378)	(8,268)
Cash and cash equivalents at beginning of year	30	168,510	176,778
Cash and cash equivalents at end of year	30	103,132	168,510

Board of Directors of
SHENZHEN SPECIAL ECONOMIC ZONE
REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Apr. 19, 2003